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                              April 6, 2021

       Gregory Henry
       Senior Vice President and Chief Financial Officer
       Couchbase, Inc.
       3250 Olcott Street
       Santa Clara, California 95054

                                                        Re: Couchbase, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 25,
2021
                                                            CIK No. 0001845022

       Dear Mr. Henry:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated March 8, 2021.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted March 25, 2021

       Prospectus Summary, page 1

   1. We note your response to prior comment 2. Please provide disclosure clarifying that the customers comprising
the Fortune 100 and Forbes Global 2000 do not represent a
                                                        significant portion of
the company   s ARR.
       Industry, Market and Other Data, page 63

   2. We note your references to studies commissioned by you and conducted by IDC and
                                                        Altoros. Please file
the consents of the named researchers as exhibits to your registration statement or provide us
with your analysis as to why you do not believe you are required to do so. Refer to Rule
436 under the Securities Act.
 Gregory Henry
Couchbase, Inc.
April 6, 2021
Page 2
Use of Proceeds, page 64

3. We note your disclosure that you may use some of the net proceeds we receive from this offering to repay all or a portion of the outstanding debt under the Credit Facility. Please expand your disclosure to provide the information required by Instruction 4 to Item 504 of
      Regulation S-K.
Management, page 121

4. We note your response to prior comment 7. Please clarify why Mr. David Scott was excluded from the revised disclosure or confirm that he is also affiliated with the
      company   s investors.
Consolidated Financial Statements
Consolidated Statements of Operations, page F-4

5. We note your response to prior comment 9 and it is unclear why you believe your presentation complies with Rule 5-03(b) of Regulation S-X. Please further explain why you believe revenue generated from the sale of a term-based software license is not product revenue that should be presented separately from service revenue generated from
      PCS. Alternatively, revise to separately disclose such product revenue and related cost of revenue on the face of your statement of operations in accordance with Rule 5-03(b) of
      Regulation S-X.
Note 15. Subsequent Events, page F-33

6. Please revise to disclose the expected financial statement impact of the stock options granted in March 2021. Refer to ASC 855-10-50-2(b).
        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameGregory Henry
                                                            Division of
Corporation Finance
Comapany NameCouchbase, Inc.
                                                            Office of
Technology
April 6, 2021 Page 2
cc:       Rezwan D. Pavri
FirstName LastName